# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Strive, Inc., CIK 0001920406
CUSIP: 862945300
Title of class of securities: Class A Common Stock, $0.001 par value
Address of issuer's principal executive offices: 200 CRESCENT CT, Suite 1400, Dallas, Texas (TX), 75201
Date of event which requires filing of this statement: 04/20/2026
Amends the filing with accession number 0000950103-26-004672
Filed by CIK 0001635075
Persons authorized to receive notices and communications: Logan Beirne, Strive, Inc, 200 Crescent Court, Suite 1400, Dallas, Texas (TX), 75201, (872)-270-5406; Derek Dostal, Davis Polk & Wardwell LLP, 450 Lexington Avenue, New York, New York (NY), 10017, 212-450-4000; Evan Rosen, Davis Polk & Wardwell LLP, 450 Lexington Avenue, New York, New York (NY), 10017, 212-450-4000

## Reporting persons
- Vivek Ramaswamy (CIK 0001635075): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 5,693,897; shared voting power 0; sole dispositive power 5,693,897; shared dispositive power 0; aggregate amount beneficially owned 5,693,897 (8.4% of the class)
  Comment: Assumes conversion of Class B Common Stock (as defined below) into Class A Common Stock. See Item 5 below.
- Ramaswamy 2021 Irrevocable Trust: type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 1,418,942; shared voting power 0; sole dispositive power 1,418,942; shared dispositive power 0; aggregate amount beneficially owned 1,418,942 (2.2% of the class)
  Comment: Assumes conversion of Class B Common Stock (as defined below) into Class A Common Stock. See Item 5 below.
- Matthew Cole (CIK 0002084252): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 416,352; shared voting power 0; sole dispositive power 416,352; shared dispositive power 0; aggregate amount beneficially owned 416,352 (0.7% of the class)
  Comment: Assumes conversion of Class B Common Stock (as defined below) into Class A Common Stock. See Item 5 below
- 2025-10 Investments LLC: type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 3,704; shared voting power 0; sole dispositive power 3,704; shared dispositive power 0; aggregate amount beneficially owned 3,704 (0.01% of the class)
  Comment: Assumes conversion of Class B Common Stock (as defined below) into Class A Common Stock.
  See Item 5 below.
- Logan Beirne (CIK 0002084255): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 36,983; shared voting power 0; sole dispositive power 36,983; shared dispositive power 0; aggregate amount beneficially owned 36,983 (0.06% of the class)
  Comment: Assumes conversion of Class B Common Stock (as defined below) into Class A Common Stock. See Item 5 below.
- Virtuous Industries LLC: type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 106,245; shared voting power 0; sole dispositive power 106,245; shared dispositive power 0; aggregate amount beneficially owned 106,245 (0.2% of the class)
  Comment: Assumes conversion of Class B Common Stock (as defined below) into Class A Common Stock. See Item 5 below.
- Benjamin Pham (CIK 0002084539): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 239,343.1; shared voting power 0; sole dispositive power 239,343.1; shared dispositive power 0; aggregate amount beneficially owned 239,343.1 (0.4% of the class)
  Comment: Assumes conversion of Class B Common Stock (as defined below) into Class A Common Stock. See Item 5 below.
- LT&C LLC: type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 18,336; shared voting power 0; sole dispositive power 18,336; shared dispositive power 0; aggregate amount beneficially owned 18,336 (0.03% of the class)
  Comment: Reporting Assumes conversion of Class B Common Stock (as defined below) into Class A Common Stock. See Item 5 below.
- Liberty Pier Foundation: type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 184,596; shared voting power 0; sole dispositive power 184,596; shared dispositive power 0; aggregate amount beneficially owned 184,596 (0.3% of the class)
  Comment: Reporting Assumes conversion of Class B Common Stock (as defined below) into Class A Common Stock. See Item 5 below.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, $0.001 par value
Name of issuer: Strive, Inc.
Address of issuer's principal executive offices: 200 CRESCENT CT, Suite 1400, Dallas, Texas (TX), 75201
Comment:
This Amendment No. 5 (this "Amendment") amends and supplements the Schedule 13D filed by the Reporting Persons on September 12, 2025 (the "Original Schedule 13D" and, as amended and supplemented by Amendment No. 1 to the Original Schedule 13D filed on November 17, 2025 ("Amendment No. 1"), Amendment No. 2 to the Original Schedule 13D filed on December 17, 2025 ("Amendment No. 2"), Amendment No. 3 to the Original Schedule 13D filed on January 22, 2026 ("Amendment No. 3"), Amendment No. 4 to the Original Schedule 13D filed on March 16, 2026 ("Amendment No. 4") and this Amendment, (the "Schedule 13D"). This Amendment is being filed to report that, on April 20, 2026, as a result of sales of Class A Common Stock by the Issuer pursuant to the Issuer's at-the-market equity offering program (the "ATM Program"), and the resulting increase in the number of shares of Class A Common Stock outstanding, the parties to the Shareholder Agreement ceased to beneficially own, in the aggregate, shares of Class A Common Stock and Class B Common Stock, of the Issuer, representing at least 50% of the voting power of the outstanding Common Stock, with each share of Class A Common Stock entitled to one vote and each share of Class B Common Stock entitled to ten votes. As a result, pursuant to Section 4.03(i) of the Shareholders Agreement, dated as of September 12, 2025, by and among the Issuer and the Shareholder Parties (the "Shareholders Agreement"), the Shareholders Agreement automatically terminated with respect to all parties thereto on April 20, 2026 (the "Termination Date"). As a consequence of the termination of the Shareholders Agreement, the Reporting Persons have ceased to be a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 13d-5(b) thereunder.

This Amendment constitutes the final amendment to the Schedule 13D with respect to each of the Ramaswamy 2021 Irrevocable Trust, Matthew Cole, 2025-10 Investments LLC, Logan Beirne, Virtuous Industries LLC, Benjamin Pham, LT&C LLC and Liberty Pier Foundation (collectively, the "Exiting Reporting Persons"). Following the Termination Date, each Exiting Reporting Person beneficially owns less than 5% of the outstanding Class A Common Stock and no longer has any reporting obligations with respect to the Issuer under Section 13(d) of the Exchange Act.

Mr. Ramaswamy continues to beneficially own more than 5% of the outstanding Class A Common Stock and will, following the filing of this Amendment, report his beneficial ownership of Class A Common Stock on a separate statement filed under Section 13(d) of the Exchange Act. Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D. Capitalized terms not otherwise defined in this Amendment shall have the same meanings ascribed thereto in the Original Schedule 13D.

Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Persons, except as otherwise provided in Rule 13d-1(k).

## Item 2. Identity and Background
Name of person filing:
Item 2 of the Schedule 13D is hereby amended and supplemented as follows:

As described in Item 1 above and Items 5 and 6 below, as of the Termination Date, the Reporting Persons ceased to constitute a "group" within the meaning of Section 13(d)(3) of the Exchange Act and Rule 13d-5(b) thereunder. Accordingly, each Reporting Person is filing this Amendment solely with respect to the securities of the Issuer beneficially owned by such Reporting Person as of the Termination Date, and no Reporting Person is filing jointly with any other Reporting Person on the basis of group membership for any period after the Termination Date.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

The disclosures set forth in Item 1 above and Item 6 below regarding the termination of the Shareholders Agreement and the resulting dissolution of the group are incorporated by reference into this Item 4.

Except as set forth herein or as previously disclosed in the Schedule 13D, none of the Reporting Persons has any present plans or proposals that relate to, or would result in, any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. Each Reporting Person may, from time to time and at any time, depending upon various factors, including market and general economic conditions, subsequent developments affecting the Issuer, and such Reporting Person's view of the Issuer's business prospects and financial condition, formulate other purposes, plans or proposals regarding the Issuer or its securities, or take any other action with respect to the Issuer or its securities in any manner permitted by law.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Item 5(a) to the Original Schedule 13D is amended and restated in its entirety as follows: See Items 7-13 of the cover pages to this Amendment and Item 2 of the Schedule 13D (as amended by this Amendment).
Number of shares as to which each person has sole or shared power to vote or dispose: Item 5(b) to the Original Schedule 13D is amended and restated in its entirety as follows: See Items 7-13 of the cover pages to this Amendment and Item 2 of the Schedule 13D (as amended by this Amendment).
Transactions in the class effected during the past sixty days: Except as previously disclosed in the Schedule 13D, no Reporting Person has effected any transactions in the Class A Common Stock during the 60 days preceding the filing of this Amendment.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As of the Termination Date, each of the Exiting Reporting Persons ceased to be the beneficial owner of more than 5% of the outstanding Class A Common Stock. This Amendment is the final amendment to the Schedule 13D with respect to each Exiting Reporting Person.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

Pursuant to Section 4.03(i) of the Shareholders Agreement, the Shareholders Agreement terminated automatically on the Termination Date upon the Shareholder Parties ceasing to beneficially own, in the aggregate, shares of Class A Common Stock and Class B Common Stock, of the Issuer, representing at least 50% of the voting power of the outstanding Common Stock, with each share of Class A Common Stock entitled to one vote and each share of Class B Common Stock entitled to ten votes. Accordingly, as of the Termination Date, the Shareholders Agreement is no longer in effect. The foregoing summary is qualified in its entirety by reference to the Shareholders Agreement which is incorporated herein by reference

## Signatures
- Vivek Ramaswamy: /s/ Vivek Ramaswamy, Vivek Ramaswamy (05/11/2026)
- Ramaswamy 2021 Irrevocable Trust: /s/ Brandon Guillemin, Brandon Guillemin / Trust Officer of Rockefeller Trust Company of Delaware (05/11/2026)
- Matthew Cole: /s/ Matthew Cole, Matthew Cole (05/11/2026)
- 2025-10 Investments LLC: /s/ Benjamin Pham, Benjamin Pham (05/11/2026)
- Logan Beirne: /s/ Logan Beirne, Logan Beirne (05/11/2026)
- Virtuous Industries LLC: /s/ Vivek Ramaswamy, Vivek Ramaswamy (05/11/2026)
- Benjamin Pham: /s/ Benjamin Pham, Benjamin Pham (05/11/2026)
- LT&C LLC: /s/ Anastasia Cole, Anastasia Cole (05/11/2026)
- Liberty Pier Foundation: /s/ Anastasia Cole, Anastasia Cole (05/11/2026)